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                              July 11, 2022

       Chee Hui Law
       Chief Financial Officer
       CCSC Technology International Holdings Ltd
       1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St
       Fotan, Shatin, Hong Kong

                                                        Re: CCSC Technology
International Holdings Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 15,
2022
                                                            CIK No. 0001931717

       Dear Mr. Law:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 filed June 15, 2022

       Cover Page

   1. On page 123 you disclose that you have agreed to issue warrants to the underwriters to purchase a number of
shares equal to 7% of the total number of shares sold in the offering.
                                                        Please disclose this on
the cover page and state that the warrants and shares are also being registered in this
registration statement. Additionally, revise the offering summary, risk factors and description
of share capital sections, as applicable, to disclose the issuance of the warrants.
   2.                                                   We note your disclosure
that CCSC Cayman has not paid dividends or made any
                                                        distributions to U.S.
investors. State whether any transfers, dividends, or distributions have been made to date
between the holding company, its subsidiaries, and consolidated
 Chee Hui Law
FirstName  LastNameChee   Hui Law
CCSC Technology   International Holdings Ltd
Comapany
July       NameCCSC Technology International Holdings Ltd
     11, 2022
July 11,
Page  2 2022 Page 2
FirstName LastName
         entities, or to investors, and quantify the amounts where applicable. Please revise related disclosure throughout your prospectus.
Prospectus Summary, page 1

3. We note your statement that you have not independently verified market and industry data from third-party sources, including Frost & Sullivan Inc. This appears to be an inappropriate disclaimer of responsibility with respect to the third party information.
          Please either delete the statement or revise to clarify that you are responsible for all disclosure in the registration statement.
4. We note your disclosure on page 3 that as of the date of the registration statement "(1) no cash transfer or transfer of other assets have occurred among the Company and its subsidiaries, (2) no dividends or distributions have been made by a subsidiary, and (3) the
         Company has not made any dividends or distributions to U.S. investors." On page 58 you state that you paid a dividend to shareholders of $3.37 million during the fiscal year ended
         March 31, 2021. Please clarify.
5. Please revise both the Summary of Risk Factors and the Risk Factors section to move forward the risks related to doing business in China so that such risks are prominently disclosed within each section in relation to other identified material risks.
6. We note your disclosures regarding approvals from the PRC authorities to conduct your operations. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors, page 11

7. Please include a risk factor discussing the material risks to your business associated with cybersecurity issues. To the extent cybersecurity risks are material to your business, please disclose here, or in another appropriately captioned section, the nature of the
         board   s role in overseeing your cybersecurity risk management, the manner in which the
         board will administer this oversight function and any effect this will
have on the board   s
         leadership structure.
8. We note your disclosure with respect to rising labor and raw material costs on pages 69-
         70. Please update the applicable risk factors in this section to identify actions planned or taken, if any, to mitigate inflationary pressures.
If we fail to acquire new customers or retain existing customers, especially our large customers, our business..., page 12

9. Please revise this risk factor to quantify what percentage of total revenue your largest customer accounted for in the fiscal years ended March 31, 2021 and
2020.
 Chee Hui Law
FirstName  LastNameChee   Hui Law
CCSC Technology   International Holdings Ltd
Comapany
July       NameCCSC Technology International Holdings Ltd
     11, 2022
July 11,
Page  3 2022 Page 3
FirstName LastName
Recent greater oversight by the CAC over data security..., page 18

10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Risk Factors
Our PRC subsidiary has not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations..., page 23

11. Please revise this risk factor to disclose (i) whether you intend to pay the outstanding social insurance and housing fund contributions and (ii) the total estimated late fees and fines you may be required to pay as of the date of the registration statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
50

12. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in
         light of Russia   s invasion of Ukraine. For example, discuss whether
you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine and/or related
              geopolitical tension or have sought to    de-globalize    your
supply chain.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
13.      Disclose any material impact of import or export bans resulting from
Russia   s invasion of
         Ukraine on any products or commodities, if any, including energy from Russia, used in your business or sold by you. Disclose the current and anticipated impact on your business, taking into account the availability of materials, cost of materials, costs and risks associated with transportation in your business, and the impact on margins and on your customers.
Financial Statements, page F-1

14. Please provide updated audited financial statements and related disclosures as of and for the fiscal year ended March 31, 2022.
 Chee Hui Law
CCSC Technology International Holdings Ltd
July 11, 2022
Page 4


Undertakings, page II-2

15. We note that you have checked the Rule 415 box on the cover page. If you will be conducting the offering of any of your securities in accordance with Rule 415, please include all Rule 415 undertakings as required by Item 512(a) of Regulation S-K or explain why you are not required to do so.
General

16. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
17. We note your disclosure regarding permissions and approvals for your offering and operations. Please explain how you determined that permissions and approvals were not necessary when you provide disclosure to that effect. If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, you should explain why. In that regard, we note your disclosure on pages 20 and 93 regarding the Draft Rules Regarding Overseas
Listings.
       You may contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameChee Hui Law                      Sincerely,
Comapany NameCCSC Technology International Holdings Ltd
                                                    Division of Corporation
Finance
July 11, 2022 Page 4                                Office of Manufacturing
FirstName LastName